

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2009

James E. Huston
Chief Executive Officer
Camco Financial Corporation
6901 Glenn Highway
Cambridge, OH 43725-9757

> **Re:** **Camco Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 8-K filed August 6, 2009**
> **File No. 000-25196**

Dear Mr. Huston:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions to your future filings in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Lending Activities

Delinquent Loans, Nonperforming Assets and Classified Assets, page 8

1.   Reference is made to the table of nonaccrual and delinquent loans on page 9. In future filings, in order to highlight concentrations of deterioration please expand

the loan categories to mirror the loan categories disclosed in the table of allocation of the allowance for loan losses appearing on page 11.

2.   Please revise your future filings to provide the disclosures required by Items III.C.1(c) and III.C.2 of Industry Guide 3 with respect to any troubled debt restructurings and potential problem loans.

Management's Report on Internal Control Over Financial Reporting, page 45

3.   It does not appear that management has included a statement as to whether or not internal control over financial reporting was effective as of the end of the most recent fiscal year. Please revise accordingly. Refer to Item 308(a)(3) of Regulation S-K.

4.   We note that you identified material weaknesses related to the valuation of your mortgage servicing rights and other real estate owned as of December 31, 2008. Please provide us with a comprehensive analysis that details how you considered whether these material weaknesses resulted in errors in any previously issued financial statements (including quarterly periods).

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

8 – Mortgage Servicing Rights, page 57

5.   It appears that you are accounting for your mortgage servicing rights using the amortization method described in paragraph 13A of SFAS 140; however your disclosures in this area are somewhat confusing. Accordingly, please revise your future filings to clearly disclose your accounting policy for mortgage servicing rights as it relates to both initial and subsequent recognition and measurement.

6.   As a related matter, please revise your future filings to provide the disclosures required by paragraphs 17(e) and (g) of SFAS 140.

Evaluation of Disclosure Controls and Procedures, page 79

7.   In light of the fact that a material weakness existed with respect to the company's internal control over financial reporting, please explain to the staff, in reasonable detail, the basis for the officers' conclusions, in the Form 10-K and the Form 10-Q filed May 11, 2009, that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the reports.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement on
Schedule 14A

8.   It appears that the company benchmarks certain elements of compensation to its
        peers. Please identify the component companies that make up the compensation
        peer group and the basis for selecting the peer group. In addition, please describe
        how the compensation committee used comparative compensation information in
        determining compensation or compensation ranges for each of the compensation
        components. Please also disclose whether the compensation committee deviated
        from peer group benchmarks in setting executive compensation, and if so, state
        the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K
        and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Grants of Plan-Based Awards, page 14 of Definitive Proxy Statement on Schedule 14A

9.   The Grants of Plan-Based Awards table should include threshold, target and
        maximum estimated future payouts under equity and non-equity incentive plans.
        Please provide the staff with proposed revised disclosure and revise future filings
        accordingly. Refer to Instruction 2 to Item 402(d) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters

10.   Please disclose to the staff, and in future filings, the natural person (or persons)
        who has voting power over the shares held by Tontine Financial Partners, L.P.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions, page 23 of Definitive Proxy Statement on Schedule 14A

11.   Please tell the staff whether loans made to related persons other than directors and
        executive officers, if any, were made in the ordinary course of business; were
        made on substantially the same terms, including interest rates and collateral, as
        those prevailing at the time for comparable loans with persons no related to the
        lender; and did not involve more than the normal risk of collectibility or present
        other unfavorable features. Please also revise future filings accordingly. Refer to
        Instruction 1 to Item 404(a) of Regulation S-K.

Signature Page

12.   The Form 10-K must be signed by the principal executive officer, principal
        financial officer, and principal accounting officer signing on behalf of the

registrant. Refer to Instruction D(2)(a) of the Form 10-K. Please amend the signature page to include the signatures of these individuals and to indicate the capacities in which the report is signed.

Exhibits

Exhibit 31

13.   Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b) of Regulation S-K. However, your certifications include inappropriate modifications. Please confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

Form 8-K filed August 6, 2009

Item 1.01. Entry into a Material Definitive Agreement

14.   We note the agreements entered into with the FDIC; State of Ohio, Division of Financial Institutions; and the Federal Reserve Bank of Cleveland. Please confirm that you have disclosed, in detail, and disclose in future filings: (a) all material actions taken in response to these agreements or understandings, written or oral; and (b) any material impact on the company's financial position or operating results for any period presented as a result of entering into these agreements. Please also advise the staff as to how you determined not to include information relating to these agreements in your Form 10-Q for the fiscal quarter ended June 30, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

General

15.   Please revise your future quarterly filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

16.   As a related matter, please revise your future quarterly filings to provide the disclosures required by Items IV.A and IV.B of Industry Guide 3 with respect to your loan loss experience either here or in your MD&A.

Note 3 – Critical Accounting Policies

Allowance for Loan Losses, page 8

17.   We note your disclosure that your allowance for loan losses includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience and general loss estimates that are based upon the size, quality and concentration characteristics of your loan portfolio. Please revise your future filings to disclose how you take into consideration housing price depreciation and homeowners' loss of equity in the collateral in your allowance for loan losses for residential mortgages and other loans collectively evaluated for impairment. Also discuss the basis for your assumptions about housing price depreciation.

Note 6 – Fair Value of Financial Instruments, page 11

18.   We note your disclosures on page 13 that the fair value of impaired loans is determined based on the fair value of the underlying collateral. Please tell us and revise your future filings to provide the following enhanced disclosures with respect to your impairment measurements for collateral-dependent loans:

- The approximate amount or percentage of impaired loans for which you relied on current third-party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the

> terms of the original loans have been modified (e.g., loan extension, changes to interest rates, etc.);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Financial Condition Changes from December 31, 2008 to June 30, 2009, page 16

19. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the level of the allowance for loan losses. Further, provide a more robust discussion explaining the causal factors that you attribute to the increase in nonperforming loans, particularly in your real estate loan portfolio.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Angela Connell, Staff Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser